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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

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                           For the Month of March 2003

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                          (Commission File. No 0-30718)

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                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-231-1100
                                                           ----------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   X             40-F
                               -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          Yes:                  No:   X
                               -----                -----

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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW
NASDAQ:  SWIR


          SIERRA WIRELESS APPOINTS NADIR MOHAMED TO BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA - MARCH 26, 2003 -- Sierra Wireless, Inc. (NASDAQ:
SWIR, TSX: SW) today announced the appointment of Nadir Mohamed, President and Chief Executive Officer of Rogers Wireless Communications Inc. to its Board of Directors, effective immediately.

"The appointment of Nadir Mohamed will complement and strengthen our Board of Directors. Nadir brings new perspectives to Sierra Wireless and his knowledge, expertise and proven record of success at the senior executive level in the wireless industry will be valuable in furthering the goals and success of Sierra Wireless," said David Sutcliffe, Chairman and Chief Executive Officer, Sierra Wireless.

Mr. Mohamed joined Rogers Wireless Communications Inc. as President and Chief Operating Officer in August 2000 and has served as President and Chief Executive Officer since July 2001. During his tenure at Rogers Wireless, Mr. Mohamed has focused on ensuring the company delivers on its promise to generate profitable growth for shareholders. Prior to joining Rogers Wireless Communications Inc., Mr. Mohamed was Senior Vice-President, Marketing and Sales for Telus Communications, as well as the President and Chief Operating Officer of BC Tel Mobility. He has also held several senior leadership roles at BC Tel where he played a key role in establishing BC Tel's high-speed data networking solution division.

"Sierra Wireless is an innovative company with a track record of leadership in wireless data, and I am honoured to join its Board of Directors," said Nadir Mohamed. "I look forward to working with this strong and committed team to increase the penetration of Sierra Wireless's award winning products into global markets, and contributing to the success of its business."

"As incumbent players in the wireless communications industry, Sierra Wireless and Rogers Wireless Communications Inc. are suppliers and customers of each other. Neither company has derived more than 2% of its revenue, or incurred more than 2% of its expenses from the other company in any of the last three years, and the companies do not expect this threshold to be materially exceeded in the foreseeable future," said Peter Ciceri, Lead Independent Director, Sierra Wireless.

Mr. Mohamed's appointment to the Board is effective immediately. He will stand for re-election at Sierra Wireless's upcoming Annual and Special Meeting to be held April 28, 2003 in Vancouver.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.


ABOUT SIERRA WIRELESS

Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its web site at www.sierrawireless.com.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

FOR FURTHER INFORMATION CONTACT:
Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
Phone: 604-231-1192
Email: proberts@sierrawireless.com
Website: www.sierrawireless.com


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Sierra Wireless, Inc.

                                    By:  /s/  David B. Sutcliffe
                                       ----------------------------------------
                                       David B. Sutcliffe,
                                       Chairman and Chief Executive Officer

Date: March 26, 2003